March 24, 2015

VIA EDGAR

Mr. Stephen Krikorian, Accounting Branch Chief
Mr. Ryan Rohn, Staff Accountant
Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re:	Qihoo 360 Technology Co. Ltd. Form 20-F for the Fiscal Year ended December 31, 2013 Filed April 25, 2014 File No. 001-35109

Dear Mr. Krikorian and Mr. Rohn,

This letter sets forth our responses to the comments contained in the letter dated March 12, 2015 from the Staff of the Commission (the “Staff”) regarding our annual report on Form 20-F for the fiscal year ended December 31, 2013 (the “Form 20-F”). For ease of reference, we have set forth the Staff’s comment and our response below.

Results of Operations

Year Ended December 31, 2013 Compared to Year Ended December 31, 2012

Revenues, page 64

1.	We note your proposed expanded disclosure to be included in future filings in response to prior comment 3. Please tell us your consideration in also disclosing the percentage change in price per click. We also note your response to prior comment 1 that, “PC and mobile online advertising will be priced at different levels mainly because the formats of PC and mobile online advertising differ materially and the results from PC and mobile online advertising, in terms of traffic, users and/or business leads, also differ materially.” Given this material difference between PC and mobile online advertising, tell us your consideration of expanding your disclosure to provide separate percentage increases in the metrics between PC and mobile online advertising. Refer to Section III.B.1 of SEC Release 33-8350.

We respectfully advise the Staff that we propose to add the following disclosure in addition to our previous proposed disclosure in response to prior comment 3 in future filings beginning with our Form 20-F for the year ended December 31, 2014:

3/F, Building #2, 6 Jiuxianqiao Road, Chaoyang District, Beijing 100015, People’s Republic of China
Tel: +8610 5878 1000	Fax: +8610 5878 1001
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“In 2014, average daily clicks of our Personal Startup Page and its subpages increased by XX%, and total page views of 360 Search increased by YY%. On a combined basis, the total number of paid clicks increased by approximately AA% from 2013 to 2014 and the average price per paid click increased by approximately BB% from 2013 to 2014. In addition, the total number of paid customers of our online advertising services increased from aaa to bbb, and average revenue per paid customer increased from $aaaa to $bbbb. The increase in our online advertising customers was mainly due to our effective sales and marketing efforts both through direct sales and agency networks. The increase in the average revenue per customer was primarily attributable to the improvement in our monetization system and the increase in advertising budget allocated to our services by customers.”

In addition, we respectfully advise the Staff that as of 2014, mobile advertising on Personal Startup Page and its subpages, as well as on 360 Search, was at a very initial stage and generated insignificant revenue to our business. As our mobile advertising business continues to grow and become an integrated part of our comprehensive online advertising services, we may disclose some additional mobile user metrics that drive advertising business in future filings.

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3/F, Building #2, 6 Jiuxianqiao Road, Chaoyang District, Beijing 100015, People’s Republic of China
Tel: +8610 5878 1000	Fax: +8610 5878 1001
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We hereby acknowledge that:

•	We are responsible for the adequacy and accuracy of the disclosure in the filing;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	We may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any additional questions regarding the Form 20-F, please contact me at +86 18601926800, or Fan Zhang, our General Counsel at +86 18910151329, or our U.S. counsel, Kirkland & Ellis, attention: David Zhang at +852 37613318 (office) or +852 91248324 (mobile). Thank you.

Very truly yours,
Qihoo 360 Technology Co. Ltd.

By:	/s/ Alex Zuoli Xu

Name:	Alex Zuoli Xu
Title:	Co-Chief Financial Officer

cc:	Fan Zhang, General Counsel of Qihoo 360 Technology Co. Ltd.
David T. Zhang, Esq., Kirkland & Ellis
Benjamin Su, Esq., Kirkland & Ellis
Steve Lin, Esq., Kirkland & Ellis
Jeffrey Fu, Deloitte Touche Tohmatsu Certified Public Accountants LLP

3/F, Building #2, 6 Jiuxianqiao Road, Chaoyang District, Beijing 100015, People’s Republic of China
Tel: +8610 5878 1000	Fax: +8610 5878 1001
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